WILBANKS, SMITH & THOMAS ASSET MANAGEMENT, LLC
CODE OF ETHICS

A.	Responsibility.

It is the responsibility of all employees to assist the Company in fulfilling its fiduciary duties to its clients. Employees shall not :

1.	Defraud a client in any manner;

2.	Mislead a client, including the making of a statement that omits material facts;

3.	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon a client;

4.	Engage in any manipulative practice with respect to a client; and

5.	Engage in any manipulative practice with respect to investments.

The concept of investment counsel was developed to make it possible for investors to obtain sound and continuous investment advice from a professional source where the interests of the investment counsel and his or her clients are compatible and where there is an appropriate resolution of any conflict of interest. This requires that employees seek as high a level of professional competence as possible and that in every action undertaken of a professional nature each individual conducts himself or herself in an ethical manner.

B.	Confidentiality.

The Company and all of its employees must keep all information about clients (including former clients) in strict confidence as required by law, including the client’s identity (unless the client consents), the client’s financial circumstances, the client’s security holdings, and advice furnished to the client by the Company.

C.	Conflicts of Interest.

As a fiduciary, the Company has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interest of its clients. Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any client. All employees have a duty to report potential and actual conflicts of interest to the Company.

D.	Gifts and Entertainment

1.	Gifts:

a.
No access person shall accept or receive gifts or other benefits from any person or entity that does business with or on behalf of the adviser in which the value of such exceeds $250 (per occurrence) without prior approval from the Compliance Manager.

b.
No access person shall give or offer gifts or other benefits to clients or to any person or entity that does business with or on behalf of any adviser in which the value of such exceeds $250 (per occurrence) without prior approval from the Compliance Manager.

c.	Cash: No access person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the adviser.

d.	ERISA: No gift or other benefit of any amount shall be given to an ERISA plan fiduciary without first consulting the Compliance Manager.

e.
Conferences and meetings: Certain access persons may attend conferences or meetings sponsored by custodians or other service providers. Some or all of the travel expenses related to these conferences or meetings may be paid by those custodians or service providers. WST has implemented a form to be completed by the access person attending and reviewed by the Compliance Manager. Should a question arises as to the propriety of a gift the access person should seek the opinion of the Compliance Manager. The  Compliance Manager will maintain a log for any such requests that require approval.

f.	Access persons shall sign a gift policy acknowledgement each quarter. (Exhibit A)

2.
Entertainment:  Normal entertainment of a de minimums nature such as meals or sporting events is permitted without prior approval if it could not be construed as influencing an access person’s judgment.

3.
Gifts and Entertainment Conflicts: A conflict of interest occurs when the personal interests of access persons interfere or could potentially interfere with their responsibilities to the firm and its clients. The overriding principle is that access persons should not accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could influence their decision-making or make them feel beholden to a person or firm. Similarly, access persons should not offer gifts, favors, entertainment or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel beholden to the firm or the supervised person.

E.	Suitability.

The Company shall recommend those investments for which it has a reasonable basis for believing are suitable for a client, based upon the client's particular situation and circumstances. In addition, clients will be requested to immediately notify the Company of any significant changes in their situation or circumstances so that the Company can respond appropriately.

F.	Outside Activities.

1.
No access person shall commence service on the Board of Directors of a publicly traded company or any company in which any clients account holds a position without prior authorization from CCO based upon a determination that the Board service would not be inconsistent with the interests of the clients or the Company.

2.
Outside business or investment activities that detract from an individual’s effectiveness as an investment adviser are undesirable and, therefore, are strongly discouraged. Participation in outside business or investment activities in the form of ownership, employment or contractual relationship must be promptly reported to the CCO.

G.	Personal Securities Transactions.

1.	Definitions.

a.
Access Person (“AP”) means any employee who has access to nonpublic information regarding clients’ purchases or sales of securities, who is  involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. All full-time employees of the Company are considered access persons for the purpose of this Code.

b.
Security means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or on any put, call straddle, option or privilege entered into on a national securities exchange relating to a foreign currency, or in general, any interest or instrument commonly known as a “security” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

c.
Reportable Securities means any Security in which an employee has or acquires a direct or indirect beneficial ownership. An employee is presumed to be the beneficial owner of any Securities held by his or her immediate family members or domestic partners who also share the employee’s household. The term shall not include:

(1)	Direct obligations of the Government of the United States;

(2)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(3)	Shares issued by money market funds;

(4)	Shares issued by open-end funds other than funds managed or underwritten by the Company or an affiliate; and

(5)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds provided none are managed or underwritten by the Company or an affiliate.

d.
Beneficial Ownership: The term "beneficial ownership" of securities would include not only ownership of securities held by an access person  for his own benefit, but also ownership of securities held for his benefit by others (regardless of whether or how they are registered) such as custodians, brokers, executors, administrators, or trustees (including trusts in which he has only a remainder interest), and securities held for his account by pledges, securities owned by a partnership in which he is a member if he may exercise a controlling influence over the purchase, sale of voting of  such securities, and securities owned by any corporation or similar entry in which he owns securities if the shareholder is a controlling shareholder of the entity and has or shares investment control over the entity's portfolio.  An access person also may be regarded as the beneficial owner of securities held in the name of another person, if by reason of any contract, understanding, relationship or agreement he obtains financial benefits substantially equivalent to those of ownership. An access person also is regarded as the beneficial owner of securities held in the name of a spouse, minor children or other person, even though he does not obtain the benefits of ownership, if he can vest or revest title in himself at once or at some future time.

2.	Personal Securities Transactions

a.	Prohibited Transactions

(1)	Initial Public Offerings (“IPO’s”): Any purchase of securities by an access person in an initial public offering (other than a new offering of a registered open-end investment company) is prohibited

b.	Restricted Transactions: All access persons shall be subject to the following restrictions when engaging in transactions:

(1)
Private Placements: Acquisition of beneficial interests in securities that are not publicly traded by an access person must first be approved by the Compliance Manager. The access person will provide full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of such access person's activities or position) and the Compliance Manager or her designee concludes, after consultation with one or more of the relevant portfolio managers, that its clients would not be suited for or have a foreseeable interest in investing in such security or any related security.

(2)
Any security that is being considered by the investment committee as an initial purchase and is pending or under active consideration for any client’s account by WST, may not be purchased for any access person’s account, prior to the initial establishment of that security’s position in client accounts.

(3)	Any security that is being considered for sale in a client’s account may not be sold in an access person’s account prior to the liquidation of that security’s position in client accounts.

(4)
Approval for access person’s trades will not be granted, if on the same day or prior business day, trades were done for the same or related security, or if any access person involved in the request or review and approval process is aware of any intent to trade the same security on the same day or next day for a client’s account, except in the case of ETF’s. WST will allow “same day” trading of ETF’s for its access persons.

(5)
Short-term Trading: No Reportable Security or related security may, within a 30 day period, be bought and sold or sold and bought at a profit for any access person account (except in the case of a DAA Account or an ETF transaction) if the security or related security was held at any time during that period in any clients account.

c.	Exempt (Non- Restricted) Transactions: The following Reportable Securities’ transactions are exempt from personal investing restrictions:

(1)
Acquisition of securities through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities.

(2)
Purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuers, and sales of rights so acquired.

(3)
Securities transactions where neither the access person nor an immediate family member knows of the transaction before it is completed (e.g.: securities transaction effected for access person by a trustee or blind trust or discretionary trades involving an investment partnership or investment club in which the access person is neither consulted nor advised of the trade before it is executed.

(4)	Other securities that may on occasion be designated as exempt in writing by the Compliance Manager based on the belief that the risk of abuse is minimal or non-existent.

d.
Pre-Clearance: All access persons must obtain pre-clearance for transactions in Reportable Securities prior to entry of order unless the transaction is exempt from pre-clearance. The following steps must occur:

(1)
Access persons must complete either a Trading Approval Form, attached as Exhibit B, or an E-Mail request containing the pertinent information and submit to the Compliance Manager for approval prior to entry of an order.

(2)
After requesting that the CIO and portfolio manager/senior trader review the proposed trade(s) to consider WST’s intent, if any, to trade the requested security on the same or next day as well as a review of the prior day’s activity for the same security, the Compliance Manager shall approve or disapprove the request on behalf of an access person as expeditiously as possible.

(3)
Once an access person's request has been approved, the employee must execute the transaction on the same day. If the access person's trading order request is not approved, or is not executed on the same day it is approved, the clearance/approval lapses although such trading order request maybe resubmitted at a later date.

(4)
In the absence of the Compliance Manager, an access person should submit his or her request to both, the CIO/CCO Wayne F. Wilbanks & our Head Trader, Tom McNally. If Wayne is out they should submit to Tom and Larry Bernert or Tom and Mark Warden.

(5)
The Compliance Manager or her designee shall review all requests, all initial, quarterly and annual disclosure certifications and brokerage statements to ensure that all access persons are complying with the requirements of this Code.

e.	Transactions Exempt from Pre-Clearance (but NOT from reporting):

(1)	Futures and Options on currencies or on a broad-based securities index;

(2)	Exchange traded funds;

(3)	Municipal bond trades;

(4)	Certain closed-end index funds;

(5)	Purchases or sales pursuant to an automatic investment plan;

(6)
Purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuers, and sales of rights so acquired;

(7)	Transactions over which an access person has no direct or indirect influence or control;

(8)	Accounts managed with discretion by other investment advisers where WST has no trading or decision making authority (e.g.; Shapiro acct).

3.
Monitoring. The Compliance Manager or designee will be responsible for reviewing personal securities transactions quarterly and holdings reports annually each quarter. This review process will assess whether access persons followed required internal procedures as stated in the Code and include:

a.	Reviewing all transactions in the Advent system (if applicable) and comparing those reportable securities’ transactions to the pre-clearance requests and restricted lists;

b.	Reviewing Access person’s monthly/quarterly account statements;

c.	Reviewing and maintaining all holdings reports, annual certifications and quarterly transaction reports.

4.
Quarterly Report. Each access person shall submit to the Company’s Compliance Manager quarterly reports of all transactions effected in Reportable Securities during the applicable quarter held in accounts over which the access person has direct or indirect influence or control. The report will be in the form (Exhibit A) of a confirmation that all transactions effected in Reportable Securities have been reported pursuant to these procedures during the applicable quarter other than any additional transactions in Reportable Securities included in the report. These reports are due within thirty (30) days after the end of the applicable calendar quarter.

a.	Each quarterly report must contain, at a minimum, the following information about each transaction not previously reported during the applicable quarter involving a Reportable Security:

(1)
The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and the principal amount (if applicable) of each security involved;

(2)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(3)	The price of the security at which the transaction was effected;

(4)	The name of the broker-dealer or bank with or through which the transaction was effected;

(5)	A declaration that the access person understands the Company’s personal trading restrictions and that he/she has not violated the Company’s policies;

(6)	The date the access person submits the report; and

(7)	The access person’s signature.

b.	Reporting Exceptions: An access person is not required to report transactions with respect to Reportable Securities, as follows:

(1)	Reportable Securities held in accounts over which the Access Person as no direct or indirect influence or control;

(2)	Transactions effected pursuant to an automatic investment plan;

5.
Initial and Annual Holdings Report. Within ten days of the date of initial employment and annually thereafter each access person shall submit to the Company’s Compliance Manager or her designee a holdings report (Exhibit C) along with copies of brokerage or custodial statements or other reporting of the AP’s current Reportable Securities holdings, including the Reportable Securities holdings of any spouse, dependent child, or domestic partner.

a.	Each Holdings Report must contain:

(1)	The title and type of each Reportable Security, and as applicable the exchange ticker symbol or CUSIP symbol, number of shares, and principal amount of each Reportable Security;

(2)	The account title and account number of all accounts at broker-dealers or banks whether nor not the account holds any Reportable Securities;

(3)	The date the access person submits the report and his/her signature;

b.	All information submitted must be current as of a date no more than 45 days before the annual report is submitted.

c.
An access person is not required to include in any initial or annual Holdings Report any information with respect to Reportable Securities held in accounts over which the access person has no direct or indirect influence or control or potential benefit.

6.
Quarterly Reports/Annual Holdings Report Review. Each quarterly report and Holdings Report shall be reviewed by the compliance personnel with the goal of identifying violations of this Code as well as identifying trading activity inconsistent with the Company’s fiduciary duties to its clients.

7.
Pre-approval of Certain Investments. Each access person must obtain the CCO’s written approval prior to acquiring a beneficial ownership in any Security offered through a limited offering/private placement.

8.
Exceptions. The CCO or Compliance Manager may on occasion grant an exception to the prohibitions and restrictions of this Code provided it is determined that the financial interest of any of the Company’s clients are not adversely affected. Any such exceptions shall be documented in writing.

H.	Violations.

Each employee of the Company, whether designated as an access person or not, shall promptly report to the Company’s CCO or Compliance Manager any apparent violation of the provisions of this Code or any conduct inconsistent with the Company’s fiduciary duties to its clients. Employees who report such violations will not be disfavored in any manner because of violation reports they put forward. It is the option of employees reporting code violations to make such reports anonymously.

Upon discovering that an access person has not complied with the requirements of this Code, WST may impose on that person whatever sanctions WST deems appropriate, including, among other things, disgorgement of profit, censure, suspension or termination of employment. Such persons may also be subject to civil or criminal sanctions.

I.	Copy of Code to clients.

Clients will be provided, upon request, with a copy of the Code.

J.	Federal Securities Laws.

Each employee of the Company, whether designated as an access person or not, shall comply with all applicable federal securities laws and regulations as well as the Company’s compliance with the Adviser’s Act and regulations

K.	Questions.

Any questions concerning any provision of this Code or any other matter of apparent concern by any employee should be directed to the Company’s Compliance Manager.

L.	Books / Records.

The Company shall maintain for five years copies of the Code and any amendments thereto, records of any violation of the Code and any action taken as a result of the violation, written acknowledgements obtained from any employee, each annual and/or initial Holdings Report provided by any employee, a record of the names of all access persons and any written  approval of an access person’s acquisition of a Security offered through a limited offering/private placement or IPO.

M.	Acknowledgement/Annual Certification.

Annually each employee and new employee shall be provided with a copy of the Code and all amendments. Each employee and new employee shall provide the Company with a written acknowledgement that they have (Exhibit D):

1.	received a copy of the Code and any amendments;

2.	read and understood all provisions of the Code, and

3.	agreed to comply with the terms of the Code.

N.	Annual Review.

The CCO and/or Compliance Manager shall review at least annually the adequacy of the Code and the effectiveness of its implementation.

O.	Insider Trading

1.	Supervisory Responsibility. The Compliance Manager shall be responsible for implementing, monitoring and enforcing the Company's policies and procedures against insider trading.

2.
Section 204A of the Advisers Act. Section 204A requires all investment advisers to establish, maintain and enforce written procedures designed to prevent the misuse of material, non-public information in violation of the Securities Exchange Act of 1934 (“Exchange Act”). This conduct is frequently referred to as "insider trading."

3.	Definitions

a.
Insider. The term “insider” is broadly defined. It includes officers, directors and employees of the Company. In addition, a person can be a “temporary insider” if they enter into a special confidential relationship in the conduct of a Company’s affairs and, as a result, are given access to information solely for the Company’s purposes. A temporary insider can include, among others, the Company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, the Company may become a temporary insider of a client it advises or for which it performs other services. If a client expects the Company to keep the disclosed non-public information confidential and the relationship implies such a duty, then the Company will be considered an insider.

b.
Insider Trading. The term “insider trading” is not defined in federal securities laws, but generally is used to refer to the effecting of securities transactions while in possession of material, non-public information (regardless of whether one is an “insider”) or to the communication of material, non-public information to others. While the law concerning insider trading is not static, it is generally understood that the law prohibits:

(1)	Trading by an insider on the basis of material non-public information;

(2)
Trading by a non-insider (also called a “temporary insider”) on the basis of material non-public information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep the information confidential or was misappropriated; and,

(3)	Communicating material non-public information to others.

c.
Material Information. The term “material information” is generally defined as information that a reasonable investor would most likely consider important in making their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities, regardless of whether the information is related directly to their business. Material information includes, but is not limited to: dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; major litigation; liquidation problems; and, extraordinary management developments.

d.
Non-Public Information. Information is non-public until it has been effectively communicated to the marketplace. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public information.

4.
The Company’s Policy on Insider Trading. All employees are prohibited from trading either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of Section 204A. The Agreement to Abide by the Written Policies and Procedures (Exhibit D) must be read and signed by every employee. Covered persons should be instructed to direct any questions regarding the Company’s policy on insider trading to the CCO or Compliance Manager.

5.	Prevention of Insider Trading. To prevent insider trading from occurring, the CCO or Compliance Manager shall:

a.	require each employee to annually review the Company’s policy on insider trading and sign; the Agreement To Abide By Written Policies and Procedures (Exhibit D):

b.	answer questions and inquiries regarding the Company’s policy;

c.	review the Company's policy on a regular basis and update it as necessary to reflect regulatory and industry changes;

d.	resolve issues as to whether information received by an employee constitutes material and non-public information;

e.	upon determination that an employee has possession of material nonpublic information:

(1)	implement measures to prevent dissemination of such information; and,

(2)	restrict officers, directors, employees and Investment Advisor Representatives (“IAR’s”) from trading on any affected securities; and,

f.	hold meetings with all employees at least annually to review the policy.

6.	Detection of Insider Trading. In order to detect insider trading, the Compliance Manager or her designee shall, on a quarterly basis:

a.	review the personal trading activity reports filed by each employee;

b.	submit his or her trading records and other relevant information to an officer for review.

7.
Immediate Reports. Immediately upon learning of a potential insider trading violation, the Compliance Manager shall prepare or have prepared a written report providing full details and any sanctions issued. In addition the Compliance Manager shall describe the action taken to prevent future incidences of insider trading.